UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA AND ICA SIGN AGREEMENT FOR CONSTRUCTION OF TERMINAL B AT MONTERREY INTERNATIONAL AIRPORT

•    ICA to carry out the foundation, structure, and complementary works
•     Ps. 113.9 million, 183-day contract

Monterrey, N.L. and Mexico City, June 4, 2007 – Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMA) and Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today the signing of a contract with for the foundation, structure, and complementary works on Terminal B of Monterrey International Airport.

The formal laying of the cornerstone for the new terminal, will take place today. Terminal B is expected to enter into service during the fourth quarter of 2008,

The fixed price, 183-day construction contract has a value of Ps. 113.9 million. It includes the construction of the foundation, the procurement, fabrication and assembly of the metallic structure, and the installation of the three-dimensional roofing structure. Through its subsidiaries Aeroinvest and SETA, ICA exercises control over 52% of OMA’s shares.

OMA’s total investment in Terminal B is expected to be approximately US$40 million.

Rubén López, the CEO of OMA, noted, ““The new Terminal B is an integral part of the expansion of Monterrey International that will help meet the growing infrastructure needs of the Monterrey metropolitan area and the state of Nuevo Leon. We have put together a solid team for the design and construction of this project, in order to meet our strict timetable for completion and to ensure completion in a successful manner.”

Jorge Aguirre, ICA Vice President and head of Civil Construction, said, “ICA has the technical expertise and the financial strength to comply with the project’s requirements, and we expect to deliver a terminal building that will meet the highest standards of quality and safety, and which will contribute to OMA’s success.”

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: June 4, 2007